

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2021

Jon Heimer
Chief Executive Officer
Olink Holding AB (publ)
Uppsala Science Park
SE-751 83
Uppsala, Sweden

       Re: Olink Holding AB (publ)
           Amendment No. 1 to Draft Registration Statement on Form F-1
           Submitted on January 29, 2021
           CIK No. 0001835539

Dear Mr. Heimer:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on January 29, 2021

Intellectual Property, page 128

1.   We note the your revised disclosure regarding the expiration dates of your U.S. granted patents made in response to comment 9. Please expand to provide similar disclosure regarding your European granted patents and summarize the information by patent family and/or the four themes your patent portfolio covers.

Description of Share Capital and Articles of Association, page 146

2.   We note the changes you made in response to comment 13 to the risk factor on page 56, *Our articles of association will designate specific courts in the United States as the*

exclusive forum.... Please revise to disclose your exclusive forum provision in the Description of Share Capital and Articles of Association section.

You may contact Tara Harkins at (202) 551-3639 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or Tim Buchmiller at (202) 551-3635 with any other questions

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kristopher D. Brown, Esq.